Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

March 5, 2008

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Re:	Circor International, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended September 30, 2007 File No. 1-14962

Dear Mr. Decker:

This letter is submitted on behalf of Circor International, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of February 28, 2008 to Mr. Kenneth W. Smith, then Chief Financial Officer of the Company (the “Comment Letter”). Please note that, as previously announced, Mr. Smith retired from the Company effective March 1, 2008 and has been succeeded as Chief Financial Officer by Frederic M. Burditt.

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to each comment immediately follows the reproduced text in regular typeface, with additional or revised disclosure in italics, as applicable.

Form 10-K for the Year Ended December 31, 2006

General

Comment 1:

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response 1:

As requested, where a comment below requests additional disclosures or other revisions, where appropriate, we show in our supplemental responses what the revisions will look like. These revisions will be included in future filings.

Form 10-Q for the Period Ended September 30, 2007

Note 11. Commitments and Contingencies, page 13.

Comment 2:

We note your response to prior comment 3. Please address the following:

•

Your proposed disclosure includes a summary of Leslie’s unpaid existing asbestos claims and incurred asbestos defense costs liabilities and the related insurance recoveries. Please also clearly disclose the amount accrued on your financial statements as of the end of each period presented. Refer to paragraph 9 of SFAS 5; and

•	Please disclose the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraph 10 of SFAS 5;

•

On page 4 of your proposed disclosure, you have excluded open Mississippi cases that you anticipate will be dismissed from the tables with information regarding Leslie’s claim activity and defense costs during each of the three years ended December 31, 2007 as well as the financial impact of the asbestos litigation for such periods. Please disclose why these cases have been excluded. For example, please disclose if this is because there was no activity or costs incurred related to these cases in the periods presented. Otherwise, please include similar information for these cases in the same tables or separate tables; and

•

During the fourth quarter of 2007, you performed a detailed review of your Leslie asbestos matters which resulted in you recording an additional liability for the estimated indemnity cost associated with the resolution of open claims. Please tell us the amount of the pre-tax charge recorded in the fourth quarter of 2007 to record the additional liability. You also stated that certain factors caused you to determine that the likelihood of incurrence of indemnity costs for existing cases was now probable. The most significant of these factors included an escalation, commencing in 2006 and continuing in 2007, of the rate of claim resolutions and filings. Please expand your disclosure to demonstrate how you determined there was an escalation in recent periods in the rate of claim resolutions and filings. For example, please provide any statistical information that supports your basis for recording this charge in the fourth quarter of 2007.

Response 2:

The Company proposes to expand its disclosures in future filings to address each of the bullet points listed in the Comment Letter. With respect to each of these bullet points, we note the following:

•

Our future filings will clearly disclose the amount accrued on our financial statements as of the end of each period presented. Such disclosure will appear both in the “Legal Proceedings” section of the pertinent filing and in the associated balance sheet of the Company incorporated within such filing.

•

As explained further and for the reasons set forth in our proposed disclosure below, if the actual indemnity costs of Leslie Controls, Inc. (“Leslie”) for resolving asbestos-related claims are higher than estimated, we are unable to estimate the amount of any additional loss or range of loss that is reasonably possible.

•

We have excluded the active unresolved asbestos-related claims filed in Mississippi cases because, as noted in our proposed disclosure, judicial and legislative reform in Mississippi have resulted in on-going dismissal of tens of thousands of claims, the number of claims against Leslie pending in Mississippi has been significantly reduced accordingly, Leslie has not incurred any indemnity costs in Mississippi, and defense costs to resolve the Mississippi cases have not been significant.

•

We have expanded our disclosure to demonstrate our determination of the escalation in recent periods in the rate of claim resolutions and filings with respect to Leslie and we have included supporting statistical information.

Accordingly, the Company has revised the proposed disclosure contained in its previous response letter to the Staff dated February 5, 2008 (the “February 5th Letter”). The following is our proposed form of revised disclosure (marked to show changes from the disclosure incorporated in the February 5th Letter), to be provided in our Form 10-K for the year ended December 31, 2007. In the February 5th Letter we utilized (“XX”) as a place holder for various amounts, however, in the disclosure below, we have incorporated the current data, which was not available at the time of the February 5th Letter. We supplementally refer to Exhibit A to this letter, which is the balance sheet to be provided in our Form 10-K for the year ended December 31, 2007 and expands the disclosure presented below.

Like many other manufacturers of fluid control products, our subsidiary Leslie Controls, Inc. (“Leslie”), which we acquired in 1989, has been and continues to be named as a defendant in product liability actions brought on behalf of individuals who seek compensation for their alleged exposure to airborne asbestos fibers. In some instances, we also have been named individually and/or as alleged successor in interest in these cases. As of December 31, 2007, Leslie was a named defendant in approximately ~~[XXX]~~707 active, unresolved asbestos-related claims filed in California, Texas, New York, Massachusetts, Connecticut, and 27 other states (excluding Mississippi). Of these claims, approximately ~~[XXX]~~338 involve claimants allegedly suffering from (or the estates of decedents who allegedly died from) mesothelioma, a fatal malignancy associated with asbestos exposure. In addition, Leslie was also a named defendant in approximately 5,200 unresolved asbestos-related claims filed in Mississippi. Since 2004, however, the Mississippi Supreme Court has interpreted joinder rules more strictly, and the state legislature enacted a tort reform act under which each plaintiff must independently satisfy venue provisions, thus preventing thousands of out-of-state claimants from tagging onto a single in-state plaintiff’s case. As a result of these changes, Mississippi state court judges since 2004 have severed and dismissed tens of thousands of out-of-state asbestos claims against numerous defendants including Leslie. We continue to expect that most of the remaining Mississippi claims against Leslie will be dismissed as well. Leslie has not incurred any indemnity costs in Mississippi and defense costs to resolve these Mississippi cases have not been significant. While it is possible that certain dismissed claims could be re-filed in Mississippi or in other jurisdictions, any such re-filings likely would be made on behalf of one or a small number of related individuals who could demonstrate actual injury and some connection to Leslie’s products.

Leslie’s asbestos-related claims generally involve its fluid control products. Leslie management believes that any asbestos was incorporated entirely within the product in a way that would not allow for any ambient asbestos during normal operation or during normal inspection and repair procedures. Leslie and its insurers’ general strategy has been to vigorously defend these cases. Nevertheless, while we strongly believe that exposure to Leslie’s products has not caused asbestos-related illness to any plaintiff, there is no assurance that juries or courts will not reach a different conclusion in particular cases. Leslie has resolved a number of asbestos-related claims over the past few years and continues to do so for strategic reasons, including avoiding defense costs and the possible risk of excessive verdicts. The amounts expended on asbestos-related claims in any year may be impacted by the number of claims filed, the volume of pre-trial proceedings, and the numbers of trials and settlements. To date, Leslie’s defense and resolution of these asbestos-related claims have not had a material adverse effect on our financial condition, results of operations, or cash flows.

During our 2007 fiscal year Leslie resolved a total of ~~XX~~267 asbestos cases for an aggregate indemnity amount of $~~X.X~~4.3 million, of which 71% or $~~X.X~~3.1 million was paid by insurance. (Leslie’s insurance coverage is further discussed below.) The following tables provide more specific information regarding Leslie’s claim activity and defense costs during each of the three years ended December 31, 2007 as well as the financial impact on the Company of the asbestos litigation for such periods (excluding open Mississippi cases ~~that~~for which we anticipate ~~will be dismissed):~~dismissal of virtually all such cases for the reasons described above):

	For the Year Ended December 31
	2007	2006	2005
Beginning open cases	492	290	122
Cases filed	482	353	216
Cases resolved and dismissed	(267)	(151)	(48)

Ending open cases	707	492	290

Ending open mesothelioma cases	338	265	169

(In Thousands)	For the Year Ended December 31
	2007	2006	2005
Settlement costs incurred	$4,252	2,338	1,059
Adverse verdicts accrued	3,766	—	—
Open case accrual	9,030	—	—
Defense cost incurred	8,928	5,766	2,155
Less insurance recoveries	(18,442)	(5,753)	(2,282)

Net pre-tax expense	$7,534	$2,351	$932

Average pre-tax settlement amount per case resolved & dismissed	$16	$15	$22

The information reflected above includes a jury verdict rendered on October 12, 2007 by a Los Angeles state court jury that, if allowed to stand, would result in a liability to Leslie of approximately $2.5 million (29%, or approximately $0.7 million, would be paid by Leslie while insurance would pay the balance). Although Leslie accrued a liability in the third quarter of fiscal 2007 for this verdict, both Leslie and the other defendant against whom the judgment was rendered have appealed this verdict. We believe there are strong grounds for either significantly reducing the amount of the award or for requiring a new trial.

Leslie records an estimated liability associated with reported asbestos claims when it believes that a loss is both probable and can be reasonably estimated. In prior periods, with respect to its unresolved pending claims, Leslie did not believe that it had sufficient information to assess the likelihood of resolving such claims. Accordingly, until the fourth quarter of 2007, Leslie accrued for defense costs as incurred, and accrued for pending claims only when resolution of a particular claim was probable and the probable loss was estimable. As a practical matter, the claims accrual generally occurred close in time to when a settlement agreement for a particular claim was reached. In most cases, settlement payments are paid to claimants within thirty to sixty days of settlement. In the only two cases in which Leslie has received an adverse verdict, Leslie has accrued $~~X.X~~3.8 million for such claims at the time the adverse verdict was rendered. Leslie also recorded an insurance receivable of $~~X.X~~2.7 million to be paid by its insurers for these adverse verdicts. In both cases, Leslie has appealed the judgment rendered against it and Leslie is not at this time able to determine when or if those accrued amounts ultimately will be paid or not.

Over the last few years, Leslie has continued to accumulate data associated with its asbestos claims. During the fourth quarter of 2007, we performed a detailed review of our Leslie asbestos matters. This review, among other items, included an assessment of Leslie’s historical filed, resolved and dismissed claim rates. In conducting this review, certain factors caused us to determine that the likelihood of incurrence of indemnity costs for existing cases was now probable. The most significant of these factors include an escalation, commencing in 2006 and continuing in 2007, of the rate of claim resolutions and filings, as well as the incurrence, for the first time in 2007, of adverse jury verdicts. From 2005 to 2007, our claim settlement costs increased more than 300% and our cases filed increased more than 100%. As part of our review of asbestos matters we engaged ~~an independent~~Hamilton, Rabinovitz and Associates, Inc. (“HR&A”), a firm specializing in estimating expected liabilities of mass tort claims, to help us determine an estimate of Leslie’s asbestos-related liabilities. Because Leslie’s claims experience is both limited and variable ~~this independent firm~~, HR&A concluded that~~,~~ any estimate of pending or future liabilities of Leslie’s asbestos claims would be highly uncertain from a statistical perspective. Leslie’s management has determined, however, that, by using its historical (albeit brief) average cost by disease classification in resolving closed claims, and by applying this information to the mix of current open claims as of December 31, 2007, it could make a reasonable estimate of the indemnity costs to be incurred in resolving such current open claims. Therefore, during the fourth quarter of 2007 Leslie recorded an additional liability of $~~X.X~~9.0 million for the estimated indemnity cost associated with resolution of its current open claims. Leslie expects that payment of the amounts accrued with respect to the open claims will be made by Leslie and its insurers over the next three years. The recording of this liability resulted in a pretax charge of $~~X.X~~2.6 million, net of insurance recoveries. A summary of Leslie’s unpaid existing asbestos claims and incurred asbestos defense cost liabilities and the related insurance recoveries is provided below.

In Thousands	As of December 31
	2007	2006
Existing claim indemnity liability	$13,731	$—
Incurred defense cost liability	$3,028	$1,026
Insurance recoveries	$11,899	$—

Although Leslie believes its estimates are reasonable, such estimates are also highly uncertain, especially because Leslie’s claims history is relatively limited, very recent, and quite variable. Depending on future events, the actual costs of resolving these pending claims could be substantially higher or lower than the current estimate. Some of the more significant unknown or uncertain factors that will affect these costs going forward include:

•	the severity of the injuries alleged by each pending claimant;

•	increases or decreases in Leslie’s average settlement costs;

•	possible adverse or favorable jury verdicts;

•	rulings on unresolved legal issues in various jurisdictions that bear on Leslie’s legal liability;

•	the numbers of claims that will be dismissed with no indemnity payments;

•	the impact of potential changes in legislative or judicial standards in different jurisdictions;

•	the potential bankruptcies of other companies named as defendants in asbestos-related claims.

~~While~~As a result of these factors, Leslie is unable to estimate a range of additional losses that may be reasonably possible in the event that actual indemnity costs of resolving pending claims are higher than our estimate. In addition, while the likelihood of future claims is probable, Leslie’s management cannot estimate the amount of new claims or ~~the~~any range of losses that may ~~arise~~be reasonably possible arising from such future claims. With respect to current claims, critical information is known regarding such factors as disease mix, jurisdiction and identity of plaintiff’s counsel. Such information is of course unknown with respect to any future claims, and Leslie’s management believes that the disease mix, jurisdictional information and plaintiff counsel identity associated with its current case experience, which has been both limited and variable, cannot reasonably be extrapolated to any future filings. Moreover, Leslie management believes that appellate actions recently commenced and currently pending in certain jurisdictions such as California, together with movements toward legislative and judicial reform in such jurisdictions may significantly alter the litigation landscape, thus affecting both the rate at which claims may be filed as well as the likelihood of incurring indemnity amounts on account of such future claims and the level of indemnity that may be incurred to resolve such claims.

To date, Leslie’s insurers have paid the vast majority of the costs associated with its defense and settlement of asbestos-related actions. Under Leslie’s current cost-sharing arrangements with its insurers, Leslie’s insurers pay 71% of defense and settlement costs associated with asbestos-related claims and Leslie is responsible for the remaining 29% of all such defense and indemnity costs. The amount of indemnity available under Leslie’s primary layer of insurance coverage is therefore reduced by 71% of any amounts paid through settlement or verdict. We believe that, as of December 31, 2007, excluding the impact of the October 12, 2007 adverse jury verdict, and without giving effect to our estimate for the indemnity cost of resolving pending claims, the aggregate amount of indemnity remaining on Leslie’s primary layer of insurance was approximately $~~X.X million.~~ 10.5 million. If the

October 12, 2007 jury verdict were to stand, our primary layer of insurance could be reduced by an additional $1.8 million. Similarly, if our estimate of the indemnity cost of resolving pending claims is accurate, such resolution ultimately would further reduce the aggregate amount of primary layer indemnity by approximately $6.4 million. Based on its current estimate of costs to resolve Leslie’s pending asbestos claims, Leslie’s management believes that this primary layer of insurance should be sufficient to cover such pending claims. As set forth above, we cannot estimate the amount of any liabilities associated with such future claims and therefore cannot reasonably estimate when and if the primary insurance may be eroded. In addition, Leslie has limited available excess insurance coverage. Some of this excess insurance, however, lies above layers of excess insurance written by insolvent insurers, which could affect when Leslie may be able to recover this excess insurance. Moreover, unlike primary policies under which defense costs do not erode policy limits, the terms of excess policies typically provide that covered defense costs do erode policy limits. As a result, if its primary insurance layer were exhausted, Leslie would likely become responsible for a substantial majority of any defense and indemnity costs, which could have a material adverse effect on our financial condition, results of operations, or cash flows.

We believe that payment of any litigation-related asbestos liabilities of Leslie (Leslie currently constitutes approximately 6% of the Company’s consolidated revenues and shareholders’ equity) is legally limited to the net assets of that subsidiary. This belief is based on the principle of American law that a shareholder (including a parent corporation) is generally not liable for an incorporated entity’s obligations.

Smaller numbers of asbestos-related claims have also been filed against two of our other subsidiaries~~—~~–Spence Engineering ~~Company, Inc. (“Spence”),~~ the stock of which we acquired in 1984; and Hoke, ~~Inc. (“Hoke”),~~ the stock of which we acquired in 1998. ~~We~~ Due to the nature of the products supplied by these entities, the markets they serve and our historical experience in resolving these claims, we do not believe that asbestos-related claims will have a material adverse effect on the financial condition of ~~either~~ Spence, Hoke, or ~~Hoke~~the Company.

Comment 3:

Your proposed disclosure states that you engaged an independent firm in estimating expected liabilities of mass tort claims to help you determine an estimate of Leslie’s asbestos-related liabilities. Please identify this firm, or revise your disclosure to eliminate the reference to the independent firm. We also remind you of the consent requirements of Rule 436 of Regulation C.

Response 3:

Please refer to the revised disclosure provided in Response 2 above, which indentifies the independent firm engaged by the Company and whose consent will be filed as an Exhibit to our Form 10-K for the year ended December 31, 2007.

Comment 4:

We note your belief that asbestos-related claims will not have a material adverse effect on the financial condition, results of operations, or cash flows of either Spence Engineering Company, Inc., or Hoke, Inc. Please help us understand how you determined that additional disclosures were not necessary for Spence Engineering Company, Inc., and Hoke, Inc. by providing us with the previously requested information separately for each entity. This information should include the following:

•	The amounts accrued for each matter or related matters as well as the amount of any additional estimated loss or range of loss that is reasonably possible;

•	The time frame over which accrued or presently unrecognized amounts may be paid out;

•	Similar information as you provided in the tables regarding the Leslie matters on page 14 of your Form 10-Q for the quarter ended September 30, 2007;

•

Any specific concerns or uncertainties as to whether your insurance carriers will pay all future defense and settlement costs, the terms and any material limitations of this insurance coverage, and your ability to seek recovery from these insurance carriers;

•	The extent to which any unrecognized contingent losses are expected to be recoverable through insurance; and

•	The average settlement amount per claim.

Response 4:

[Confidential Treatment Requested by CIRCOR International, Inc. Pursuant to Rule 83]

Comment 5:

Not withstanding the above comment, please expand the last paragraph of your proposed disclosure to clarify whether the Spence and/or Hoke asbestos-related claims could have a material effect on your consolidated results of operations or liquidity.

Response 5:

Please refer to the revised disclosure provided in Response 2 above, which clarifies that the Company does not believe that asbestos-related claims will have a material adverse effect on the financial condition of Spence, Hoke or the Company.

* * * * *

As requested in the Comment Letter, the Company has acknowledged to us, and has granted us the authority to represent to the Commission on behalf of it, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1063 or by facsimile at (617) 523-1231.

Very truly yours,

Goodwin Procter LLP

By:	/s/ Andrew H. Goodman
Andrew H. Goodman, Esq.

cc:	Alan J. Glass, Esq.

Circor International, Inc.

David F. Dietz, Esq.

Goodwin Procter LLP

Exhibit A

CIRCOR INTERNATIONAL, INC.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$34,662	$28,652
Investments	8,861	86
Trade accounts receivable, less allowance for doubtful accounts of $2,151 and $2,523 respectively	125,663	108,689
Inventories	171,661	150,160
Prepaid expenses and other current assets	3,990	2,926
Deferred income taxes	8,220	7,305
Insurance receivables	6.885	—
Assets held for sale	312	3,132

Total Current Assets	360,254	300,950

PROPERTY, PLANT AND EQUIPMENT, NET	82,465	79,039

OTHER ASSETS:
Goodwill	169,110	163,720
Intangibles, net	47,373	49,226
Non-current insurance receivable	5,014	—
Other assets	12,253	12,740

TOTAL ASSETS	$676,469	$605,675

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$82,038	$71,788
Accrued expenses and other current liabilities	72,481	53,333
Accrued compensation and benefits	21,498	15,325
Asbestos liability	9,697	1,026
Income taxes payable	7,900	6,027
Notes payable and current portion of long-term debt	201	415

Total Current Liabilities	193,815	147,914

LONG-TERM DEBT, NET OF CURRENT PORTION	21,901	64,411
DEFERRED INCOME TAXES	19,106	21,674
LONG-TERM ASBESTOS LIABILITY	7,062	—
OTHER NON-CURRENT LIABILITIES	14,201	14,375
COMMITMENTS AND CONTINGENCIES (Notes 14, 15, 16)
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 29,000,000 shares authorized; 16,650,407 and 16,181,070 shares issued and outstanding at December 31, 2007 and 2006, respectively	167	162
Additional paid-in capital	240,000	224,508
Retained earnings	144,644	109,251
Accumulated other comprehensive income	35,573	23,380

Total Shareholders’ Equity	420,384	357,301

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$676,469	$605,675